EXHIBIT 99.1

News Release dated November 22, 2017, Fort McKay and Mikisew Cree First Nations complete purchase of 49 per cent interest in Suncor’s East Tank Farm Development

News Release

FOR IMMEDIATE RELEASE

All financial figures are in Canadian dollars

Fort McKay and Mikisew Cree First Nations complete purchase of 49 per cent interest in Suncor’s East Tank Farm Development

Calgary, Alberta (Nov. 22, 2017) – Suncor, Fort McKay First Nation (FMFN) and Mikisew Cree First Nation (MCFN) today announced the completion of the acquisition by FMFN and MCFN of a 49 per cent partnership in Suncor’s East Tank Farm Development for total proceeds of $503 million.

The two First Nations independently financed the acquisition through the issuance of $545 million, 4.136 per cent senior secured notes due December 31, 2041. The offering was structured and marketed by RBC Capital Markets.

“The deal represents the largest business investment to date by a First Nation entity in Canada, and not only demonstrates the great potential for partnerships between First Nations and industry but serves as a model for how First Nations can achieve greater self-determination through financial independence,” said Jim Boucher, Chief of FMFN. “This deal is built on a foundation of trust and collaboration between Fort McKay and Suncor; this is an example of how First Nations and natural resource development companies can find ways to support each other for the mutual long-term benefits.”

“We are ecstatic to see this partnership come to reality. It’s with great pride that we are part of this monumental deal. It has allowed us to collaborate in a true partnership and demonstrates the possibilities of how future successful business models between First Nations and industry across this country can be achieved,” said Archie Waquan, Chief of MCFN. “The economic benefits generated from this deal will help our Nation build capacity within our businesses, develop infrastructure in our community, fund social economic programs, and provide us with the means to help pay for education and training for our youth. This will be felt in our community for generations to come.”

The East Tank Farm Development is a bitumen and diluent storage, blending and cooling facility located approximately 30 kilometers north of Fort McMurray, Alberta. It is primarily dedicated to servicing bitumen production from the Fort Hills oil sands mining project. Revenue from long-term terminal services agreements with the Fort Hills oil sands partners underpins the financing. Suncor is the operator of the East Tank Farm Development.

“Today we’ve completed a historic deal for energy development in Canada. This unique partnership has been part of a journey that demonstrates how innovative thinking and collaborative spirit can result in a mutually-beneficial opportunity and it has changed the way Suncor thinks about how our Aboriginal neighbours may participate in energy development,” said Mark Little, president, Upstream, Suncor. “Through this partnership, we’ve learned a lot about working together to create something significant and I look forward to continuing to work together on this joint investment with Fort McKay First Nation and Mikisew Cree First Nation for many years to come.”

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

“As the North American leader in capital raising and advisory services for energy infrastructure projects, RBC Capital Markets is proud to serve as sole agent for this groundbreaking financing transaction,” said Mark Saar, North American Head of Project Finance, RBC. “Suncor’s industry partnership with the Fort McKay First Nation and Mikisew Cree First Nation is a testament to the collaboration and success that is possible in Canada’s energy sector.”

“We like the East Tank Farm transaction because of its strong credit and economic fundamentals coupled with the fact that this is a groundbreaking economic transaction between the First Nations and the oil sands industry, in particular with Suncor. The credit fundamentals of the transaction are supported by contracted cash flows that are underpinned by take or pay contracts with strong counterparties. These take or pay contracts eliminate commodity price risk, volume risk and operations and maintenance cost risk,” said John Braive, vice-chairman, CIBC Asset Management and ETF Limited Partnership bond holder.

Fort McKay First Nation (FMFN) is composed of over 800 band members with approximately 400 members residing in the hamlet of Fort McKay-a community located approximately 65 km north of Fort McMurray. As a First Nation, FMFN is a leader in working collaboratively with industry, and holds a successful and long established record of strong relationship building with the various mining companies operating adjacent to its land. Fort McKay has aimed to maximize its participation in the economy to create sustainable, long-term growth and development. FMFN believes the practice and preservation of our traditional ways of life can occur simultaneously alongside continuous and responsible oil sands development. This philosophy has allowed the FMFN to enhance our community’s social and economic conditions through effective partnerships with industry and government. We are known for our good working relationships with the surrounding oil sands companies. FMFN strives to balance resource development with protecting the health of our community and the environment.

Mikisew Cree First Nation (MCFN) signed Treaty 8 in 1899. The Mikisew Cree have resided in Northeastern Alberta since time immemorial. Athabasca Delta, which is in the centre of our traditional lands, is a unique international ecosystem which we cherish. It is the source of much that sustains us. When the fur trade came west and established a trading fort in this area, the Mikisew Cree were among those who traded furs. The traditional lands of the MCFN range over much of the area where the Athabasca Oil Sands deposits have been found. MCFN shares this territory with four other First Nations that make up the Athabasca Tribal Council. At the present time most members reside in Fort McMurray, Edmonton, Fort Smith, NWT and Fort Chipewyan. Our Nation has the largest population of the five Athabasca Tribal Council Nations.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Suncor works with Aboriginal communities across Canada to increase their participation in energy development. One of the ways is through business development opportunities. Suncor has worked with more than 150 Aboriginal communities, including in the Regional Municipality of Wood Buffalo, home to its oil sands operations, and other locations through Petro-Canada branded retail, wholesale products and services. In 2016, Suncor spent $455 million in goods and services with Aboriginal-owned businesses, bringing the total to approximately $3.9 billion since 1999. There are 26 Petro-Canada branded gas stations owned by First Nations, one wind project where a First Nation is an equity partner and Suncor is an equity partner in PetroNor, a James Bay Cree wholesale distributer.

For more information about Fort McKay First Nation, visit our web site at fortmckay.com, follow us on Twitter @Fortmckay, or view our community presentation.

For more information about MCFN, visit our web site or follow us on Twitter @mikisewcreeFN

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or together.suncor.com

Fort McKay First Nation Jauvonne Kitto Executive Director 403-710-4479 jkitto@fortmckay.com Mikisew Cree First Nation Media Inquiries 780-697-3740	Suncor Media inquiries: 403-296-4000 media@suncor.com Suncor Investor inquiries: Suncor 800-558-9071 invest@suncor.com